EXHIBIT 12.1

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Twelve Months Ended December 31, 2005 - 2009

(In thousands)

						Nine Months Ended September 30,
	2005	2006	2007	2008	2009	2009	2010
Earnings
Net income before minority interest	$31,489	$42,216	$47,792	$49,877	$49,752	$36,716	$46,049
Equity earnings	(4,741)	(5,645)	(6,286)	(6,937)	(8,157)	(6,074)	(6,368)
Income distribution from equity investees	3,550	4,003	4,441	5,272	6,285	4,656	5,000
Minority interest in pre-tax income	-	(3,023)	(5,116)	(7,852)	(10,540)	(7,941)	(2,245)
Amortization of capitalized interest	-	102	102	102	102	77	231
Interest capitalized	(907)	(1,916)	(3,949)	(4,827)	(3,351)	(2,528)	(2,016)
Federal and state income taxes	19,418	25,785	27,085	27,126	27,311	19,795	27,990
Fixed charges	15,499	19,032	21,102	23,719	23,480	17,547	17,021
Total Earnings as Defined	$64,308	$80,554	$85,171	$86,480	$84,882	$62,248	$85,662

Fixed Charges
Interest expense on long-term debt and other	$13,037	$15,240	$14,788	$16,276	$15,834	$11,849	$11,632
Interest on rentals*	907	1,046	1,004	1,715	3,554	2,613	2,792
Amortization of debt issuance costs	493	595	543	545	547	411	494
AFUDC - borrowed funds	155	235	818	356	194	146	87
Capitalized interest	907	1,916	3,949	4,827	3,351	2,528	2,016
Total Fixed Charges	$15,499	$19,032	$21,102	$23,719	$23,480	$17,547	$17,021

Ratio of Earnings to Fixed Charges	4.15X	4.23X	4.04X	3.65X	3.62X	3.55x	5.03x